[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

September 4, 2009



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Registration Statement on Form N-4
         Jackson National Separate Account - I
         File No. 333-155675

Dear Commissioners:

I am writing on behalf of the above referenced registrant and registration statement, for which registration statement we desire an effective date of September 17, 2009, and request acceleration in accordance with rule 461. We are aware of our obligations under the Securities Act of 1933. The pre-effective amendment this letter accompanies contains our changes in response to your comment letter dated January 23, 2009. Also, we have filed a letter acknowledging that we will not use the staff review and comment process as a defense in any securities-related litigation against us, as requested.

Please call me at (517) 367-3835 if you have any questions.

Respectfully,

JACKSON NATIONAL LIFE INSURANCE COMPANY

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel